COHEN & CZARNIK LLP
140 Broadway
36th Floor
New York, New York 10005

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

March 15, 2007



Via Federal Express and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
              Office of Emerging Growth Companies

> Re: Zenergy International, Inc.
>   Amendment No. 1 to the Offering Statement of Form 1-A
>   Filed December 21, 2006
>   File No. 24-10165

Ladies and Gentlemen:

On behalf of Zenergy International, Inc. ("Zenergy International" or the "Company"), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated January 23, 2007, regarding Zenergy International's offering statement on Form 1-A, dated December 21, 2006. I also enclose five (5) copies of Amendment No. 1 to the offering statement which includes changes made to the offering statement in response to the staff's comments as well as three (3) copies which have been marked to show our revisions.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

<u>Offering Circular-General</u>

1.   *It is not clear which Form 1-A offering circular format you are using. It appears that Model A is used initially, but then the format seems to switch to another. Please tell us which format is being used and revise your offering circular as applicable to provide all of the required disclosure- For example, if you use Model A, please be sure that your offering circular contains the questions and notes, as well as the answers- Upon receipt of your revised material, we may have comments on me additional information provided.*

> We are using the Model B format. We have revised the offering statement accordingly.

<u>Risk Factors Page 12</u>

2.   *For the sake of clarity, please preface each risk factor with a risk factor subheading which is italicized or otherwise highlighted. Following each subheading, please include a brief narrative that explain the risk and places it in context for readers.*

> We have revised the offering statement to preface each risk factor with a risk factor subheading which is italicized. Following each subheading, we have included a brief narrative that explains the risk and places it in context for readers.

<u>Description of Business, page 21</u>

3. *We note in the subsection, "The Problem", statements made but it is not apparent whether these are the <u>opinions of management or statements of fact that</u> can be substantiated. Please revise as appropriate to make clear that the statement is the opinion of management and disclose the basis or its belief, or identify the source for the fact that you present.*

   We have revised the offering statement to make clear that the statement is the opini on of management and identified the basis for such opinion.

4. *Further, under 'The Solution", we note "[Management believes that Zenergy's industry experience combined with its refinery and gasoline blending expertise will open new sales channels for small, emerging feedstock producers..." (emphasis added) This appears promotional given the fact that the company apparently has no previous experience. In this regard, we refer to your risk factor, "Zenergy has had no operating history as a producer of ethanol or bio-diesel," Please remove this and similar speculative promotional statements from the offering circular.*

   We have revised the offering statement to remove this and similar speculative statements.

4. *The staff notes your recorded operating expenses set forth in your Statement of Operations for the two months ended September 30, 2006, which includes expense for a website and a business plan. Please expand your Description of Business to address your business plan and the website, including providing your web address and the status of its development.*

   We have revised the offering statement to specifically address the business plan and website and have included the web address of the domains owned by the Company and the status of the development of the Web site.

<u>Use of Proceeds, page 38</u>

6. *This section should be substantially revised to provide all of the information, in the format required by Model A, if that format is selected. As noted in the previous comment, the staff is uncertain of the format you have chosen to follow.*

   We have substantially revised this section of the offering circular to provide all the information required by Model B.

7. *Please disclose the order of priority in which the offering proceeds will be used if less than the maximum is received in the offering.*

   We have set forth the order of priority in which the offering proceeds will be used if less than the maximum is received in the offering in a series of tables in the offering statement.

8. *We note the company reserves the right to alter the uses of proceeds. Please disclose the specific circumstances under which these changes may be made and disclose the alternative uses.*

   We have added language to the offering statement to disclose the specific circumstances under which these changes may be made and disclose the alternative uses.

<u>Salaries of Officers, page 38</u>

9. *It is not clear whether this section is intended to be part of the "Use of Proceeds" section or whether it should be part of the "Management" section on page 43. If it is to be retained as part of the "Use of Proceeds", please disclose how these salaries are going to be paid in the event the company receives little or no proceeds from this offering, or disclose other potential sources of funds which the company has available to it.*

    We have revised the offering statement by incorporating the salaries of officers in the Management section.

<u>Management's Discussion and Analysis of Financial Condition, page 39</u>

10. *The disclosure in this section is very general. We further note under "Products/Services Offered" on page 23 that the disclosure appears promotional considering the company's lack of operating history and experience and its lack of financial resources. Please substantially revise you plan of operation to provide specificity as to how the company plans to accomplish each step outlined, the time frame anticipated to accomplish each step, the expected cost of each step and the intended source of funds to be used for each purpose. Your plan of operation should fully disclose the impact of less than maximum offering proceeds on the nature and extent of the business activities to be conducted.*

    We have substantially revised the plan of operation to provide specificity as to how the Company plans to accomplish each step outlined, the time frame anticipated to accomplish each step, the expected cost of each step and the intended source of funds to be used for each purpose.

11. *Please revise the "Description of Business" to disclose your proposed business activities according to Form 1-A, focusing mostly on the activities to be funded with proceeds from the offering and designating other activities as long term, if true.*

    We have substantially revised this section of the offering circular to provide all the information required by Model B.

12. *Please note that the Form 1-A offering statement is not available to a "blank check" company. Therefore, the company is required to have a "specific" business plan to avoid classification as a blank check company. If the company does not have a specific business plan, please withdraw the offering statement and file a registration statement complying with the provisions of Rule 419.*

    The offering statement has been revised to clarify that the Company has a specific business plan and is not a blank check company.

<u>Overall financial situation, page 40</u>

13. *We refer to your last sentence of paragraph one of this section. Given the fact that the company has not yet commenced its operations and has no assurance that it will receive any funds from the proposed offering, we do not understand the basis for this statement. Please revise this and similar statements in your offering circular.*

We have revised the offering statement by removing the last sentence of paragraph one of this section and revised similar statements in the offering statement.

Part III – Exhibits

14. *Please provide an Exhibit Index which complies with the requirements of Item 1. Index to Exhibits.*

We have provided an Exhibit Index.

Entity Subscription Agreement

15. *We note that the shares are only to be offered to "accredited investors". This offering term should be made clear in Part I - Notification and in other appropriate sections of the offering circular. Please revise.*

We have revised the offering statement accordingly.

16. *We note provision (b) of 5.4 - "Restrictions on Transfer or Sale of Securities". Please revise the offering circular to include this information and disclose the timing of the return of subscription funds to investors.*

We have revised the offering statement by adding the following language in Item 4 of the offering statement:

"Pursuant to the Entity Subscription Agreement, the Offering is being made only to "accredited investors" and the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the Closing and to return the previously paid subscription amounts without interest or penalty to a subscriber within 5 days of such termination."

Employment Agreement

17. *Please insure that all of the material provisions of the employment agreement with Leonard Maniscaico are addressed in the section "Board Composition", page 43. We note section 2.(b) - Performance in this regard.*

We have revised the offering circular by adding the following language in Item 8 of the offering Statement:

"Pursuant to the terms of the employment agreement, Mr. Maniscalco works on a part-time basis for the Company (50% Of normal working hours). Mr. Maniscalco will receive $7,500 per month during the initial three month period of the employment agreement and $9,000 per month thereafter. In the event that Mr. Maniscalco, in any week, performs services, for the Company, with the prior written consent of the Company in excess of 20 hours, the Company shall pay him $175 per hour for each hour in excess of 20 hours. The term of the agreement is for six months which shall automatically be renewed for one year unless either Mr. Maniscalco or the Company elects not to renew the agreement. In addition, Mr. Maniscalco received an option to purchase 40,000 shares of common stock with an exercise price of $0.25 per share."

<u>(11) Opinion re legality</u>

18. *Please file an opinion of counsel as to the legality of the securities covered by the Offering Statement.*

    We have filed an opinion counsel as to the legality of the securities covered by the offering statement.

We would very much appreciate your prompt review of Amendment No. 1 and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.

With kind regards,



cc: Robert Luiten,
President Zenergy International Inc.
415 E. North Water Suite 1301 Chicago, IL 60611